Exhibit 99.1

Dear IceCure Medical Ltd. Shareholders:

We cordially invite you to attend the Annual and Special General Meeting of Shareholders of IceCure Medical Ltd. (the “Meeting”), to be held on Thursday, March 3, 2022 at 4:00 p.m. Israel time (Israel time), by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/85978479219?pwd=NUZLREVaT28rNmNiMzdWZzJlQ3g0Zz09

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual and Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on Thursday, February 3, 2022 are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Ron Mayron
Chairman of the Board of Directors

January 27, 2022

ICECURE MEDICAL Ltd.

Notice of Annual and SPECIAL General Meeting of shareholders

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on Thursday, March 3, 2022 at 4:00 p.m. Israel time, by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/85978479219?pwd=NUZLREVaT28rNmNiMzdWZzJlQ3g0Zz09

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The following matters are on agenda for the Meeting:

1.	to re-appoint Deloitte Israel, Certified Public Accountants, as the independent auditor until the next annual general meeting of the shareholders of the Company, and to authorize the board of directors of the Company to determine their remuneration.

2.	to re-elect each of Mr. Ron Mayron, Mr. Eyal Shamir, Mr. Yang Huang as directors in the Company and Mr. Doron Birger as an independent director, until the Company’s next annual general meeting of shareholders.

3.	to Approve the adoption of a New Compensation Policy for the Company’s officers and directors.

4.	to approve an update to the monthly consideration to Mr. Ron Mayron, Company’s Active Chairman of the Board of Directors.

5.	to approve a grant of options to Mr. Ron Mayron, Company’s Active Chairman of the Board of Directors.

6.	to approve an update to the monthly salary for Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director.

7.	to approve a grant of options to Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director.

8.	to approve a One-Time Bonus for Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director.

9.	to approve a grant of options to Mr. Yang Huang, Company’s director.

10.	presentation of the Company’s financial statements and annual report for the year ended December 31, 2020.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” of each of the above proposed resolutions, which are described in the attached proxy statement.

Shareholders of record at the close of business on Thursday, February 3, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

How You Can Vote

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend.

Shareholders registered as Company’s shareholders in Israel and beneficial owners in the name of a member of TASE

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport, or certification of incorporation. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than March 3, 2022 at 12:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended.

Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority, no later than March 3, 2022 at 10:00 a.m. Israel time. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 in the Israeli Companies Law regulations (proxy and positions statements).

If you are a beneficial owner of shares registered in the name of a member of TASE and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ronen Tsimerman, Chief Financial Officer of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Ron Mayron
Chairman of the Board of Directors

January 27, 2022

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 3, 2022

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held at on Thursday, March 3, 2022, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/85978479219?pwd=NUZLREVaT28rNmNiMzdWZzJlQ3g0Zz09

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Thursday, March 3, 2022, at 6:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval pf Each of the Proposals

Pursuant to the Companies Law, proposals No. 1,2, and 5 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Subject to the approval of Proposal 3 of the agenda, regarding the compensation policy, then Proposal No. 4 will require a Simple Majority as well.

Proposals No. 3, 6, 7, 8 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”). In case Proposal 3 will not be approved by the shareholders as described hereinafter, Proposal No. 4 will require a Special Majority as well.

Proposal 10 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com. Any Position Statement received will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than February 20, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than February 25, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (1,789,017 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (798,653 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint DELOITTE Israel, Certified Public Accountants, as the independent auditor of the Company UNTIL THE NEXT GENERAL MEETING and to authorize the board of directors of the Company to determine their remuneration

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte Israel”), Certified Public Accountants, as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company to Deloitte Israel in each of the previous two fiscal years, please see Section E.6 in the Company’s annual report for the year ended December 31, 2020, filed on the Tel Aviv Stock Exchange Ltd. (“TASE”) on March 25, 2021 (Ref: 2021-01-047481).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the independent auditor of the Company until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to RE-ELECT MR. RON MAYRON, mR. EYAL SHAMIR, MR. YANG HUANG and mr. DORON BIRGER EACH AS A DIRECTOR OF THE COMPANY

Under the Companies Law and the Company’s Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles of Association provide that the Company may have at least five (5) and not more than eleven (11) directors.

The Company’s Board of Directors currently consists of six (6) directors. At each annual general meeting of the Company’s shareholders, the Company’s directors, other than the External Directors, can be re-elected until the next annual general meeting.

The Company’s Board of Directors has approved the nomination of Mr. Mayron, Mr. Shamir, Mr. Huang and Mr. Birger (the “Directors”) for re-election to the Company’s Board of Directors until the next annual general meeting of shareholders and recommends that shareholders re-elect Mr. Mayron, Mr, Shamir, Mr, Huang and Mr. Birger.

Mr. Mayron, Mr. Shamir, Mr. Huang and Mr. Birger, whose professional backgrounds are provided below, have advised the Company that they are willing, able, and ready to serve as directors if re-elected. Additionally, in accordance with Companies Law, Mr. Mayron, Mr. Shamir, Mr. Haung and Mr. Birger, have certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, considering the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of the Directors.

Subject to the re-appointment of each of the Directors, they will continue to be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officer’s insurance.

Set forth below is certain biographical information regarding the background and experience of each of the Directors:

Ron Mayron, Active Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our board of directors since December 2017. Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. since July 2016, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD since October 2019, and as a member of the board of directors of BioLight Life Sciences Investments Ltd. (TASE: BOLT) since August 2015, G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) since December 2020 and Entera Bio Ltd. (NASDAQ: ENTX) since December 2020. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron has served as chairman of the board of directors of Wize Pharma Inc. (OTC: WIZP) from April 2015 to October 2018 and Ocon Medical Ltd from January 2015 to November 2016, and as a member of the board of directors of EclipeIR (USA) Inc from June 2016 to September 2019 and DNA Biomedical Solutions (TASE: DNA) since January 2022. Mr. Mayron has also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president –Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

Eyal Shamir, Chief Executive Officer and Director

Mr. Eyal Shamir has served as our Chief Executive Officer since September 2016 and on our board of directors since December 2017. Mr. Shamir has over 15 years of experience as chief executive officer of medical device companies. He has served as chief executive officer of Erika Carmel Ltd. from May 2013 to August 2016, Tadbik Pack Ltd. from January 2011 to December 2012 and Hanita Lenses Ltd. from 2006 to 2010. Mr. Shamir received his B.A. in economics and business management from the Hebrew University, Israel and his MBA from the College of Management Academic Studies, Israel.

Yang Huang, Director

Mr. Yang Huang has served on our board of directors since April 2020. Mr. Huang has 20 years of senior sales and marketing management experience in the field of medical devices. Mr. Huang has also served as operation directors of Virtus Inspire Ventures, a private equity fund, since July 2019 and as a corporate representative of IceCure (Shanghai) MedTech Co., Ltd. since July 2020, Prior to that, Mr. Huang has served as business unit director of Olympus (Beijing) Sales & Service Co., Ltd. from November 2016 to July 2019 and as business unit director of B. Braun MEDICAL (SHANGHAI) International Trading Co., Ltd. from January 2015 to November 2016. Mr. Huang has graduated from Cheung Kong Graduate School of Business, China and Zhejiang Medical University, China.

Doron Birger, Independent Director

Mr. Doron Birger has served on our board of directors since August 2012. Mr. Birger has also served as chief executive officer of Doron Birger Management and Consulting, as the chairman of the board of directors of Nurami Medical Ltd. since April 2016, Sight Diagnostic Ltd. since June 2014, Ultrasight Medical Imaging Ltd. from June 2019, Intelicanna Ltd. (TASE: INTL) from April 2021, Matricelf Ltd. from December 2020, Galooli Ltd. since July 2021, and as a director of Vibrant Ltd. since December 2014, Hera Med Ltd. (ASX: HMD) since November 2019, Citrine Global (OTC: CTGL) since March 2020, Kadimastem Ltd. (TASE: KDST) since December 2020, Pluristem (NASDAQ/TASE: PTSI), Netiv Ha’or, a subsidiary of the Israel Electric Corporation Ltd. since March 2020 and as chairman and director in a variety of non-profit organizations. Prior to that, Mr. Birger served as member of the board of directors of MCS Medical Compression Systems (DBN) Ltd. (TASE:MDCL) from March 2015 to May 2018, Mekorot National Water Company Ltd. from November 2015 to November 2018, and chairman of the board of directors of Insulin Medical Ltd. (TASE: INSL) from March 2016 to August 2017, IOPtima Ltd. from June 2012 to June 2019, MST Medical Surgical Technologies Ltd. from August 2009 to June 2019, Highcon Ltd. from November 2014 to January 2018, Magisto Ltd. from September 2009 to July 2019, Real Imaging Ltd. from November 2018 to April 2019 and Medigus Ltd. (Nasdaq and TASE: MDGS) from May 2015 to September 2018. Mr. Birger received his B.A and M.A in economics from the Hebrew University, Israel.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Ron Mayron as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Eyal Shamir as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Yang Huang as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Doron Birger as an independent director of the Company until the next general meeting of shareholders.”

The appointment each of Mr. Mayron, Mr. Shamir, Mr. Huang and Mr. Birger as directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposals.

PROPOSAL 3

TO APPROVE THE ADOPTION OF A COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, as of January 14, 2014, the Company adopted a compensation policy, which was amended and approved from time to time according to applicable. The Company’s current compensation policy, was approved as of April 2, 2020 for a period of three (3) years, and was further updated as of July 27, 2021 (the “Current Policy”)

On August 26, 2021, the Company completed the process of a dual listing on Nasdaq, and the registration of the Company’s securities was completed (the “Nasdaq Listing”), following which, the Company decided that it’s in the best interest of the Company to amend the Current Policy and update its component of compensation, to fit similar companies’ compensation policies in the market. Therefore, on January 18, 2022, the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, reviewed the terms of the Current Policy in depth, compared different components of compensation to companies similar to the Company using a benchmark analysis performed by an independent consultant, and approved and recommended to the shareholders of the Company to approve the adoption of a new compensation policy, in the form attached hereto as Exhibit A (the “New Policy”).

The purpose of the Compensation Policy is to meet the changing legal and business environment where the Company operates, and the compensation needs of its directors and officers. In addition, under section 267A(d) of the Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Policy every three (3) years.

When considering the proposed New Policy, the Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed New Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool.

Pursuant to the proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

A copy of the proposed New Policy is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the New Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

to approve aN UPDATE TO THE MONTHLY CONSIDERATION TO mR. RON MAYRON, cOMPANY’S ACTIVE CHAIRMAN OF THE bOARD OF DIRECTORS

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s Active Chairman of the Board of Directors (“Chairman”), in accordance with the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders, in a Simple Majority (as defined above), in that order. In case such compensation exceeds the terms of the Policy, it will require the Company’s shareholders approval in a Special Majority (as defined above).

General

Mr. Mayron has been with the Company since January 10, 2018 as the Company’s Chairman. Mr. Mayron had a significant contribution to the Company’s business and growth since his appointment as Chairman. The Compensation Committee and the Board of Directors believe that Mr. Mayron performs a significant role in the planning, establishment, and implementation of the Company’s business aspect, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Taking into account numerous factors, including the provisions of the New Policy and other relevant information and materials presented to them, and using a benchmark analysis performed by an independent consultant, the Compensation Committee and the Board of Directors have approved on January 11, 2022 and January 12, 2022, respectively, and are recommending that the shareholders approve the update of Mr. Mayron’s consideration.

The current monthly consideration paid to Mr. Mayron as previously approved by the Company’s shareholders is in the amount of NIS15,000 (approx. $4,713) for minimum of 30 hours per month. The Compensation Committee and the Board of Directors suggest to increase Mr. Mayron’s consideration to NIS25,000 (approx. $7,854) for minimum of 37 hours per month.

When reaching their conclusion, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Companies Law, including customary comparable industry data, the responsibilities and duties performed by Mr. Mayron, the estimation of Mr. Mayron’s expected ongoing contribution and the importance of Mr. Mayron to the future growth of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the monthly consideration of Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors, as set forth in the Proxy Statement.”

If Proposal No. 3 above (relating to the adoption of the New Policy) is approved, the approval of Mr. Mayron’s update of monthly consideration, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement). If Proposal No. 3 above (relating to the adoption of the New Policy) is not approved, the approval of Mr. Mayron’s update of monthly consideration, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

pROPOSAL 5

TO APPROVE A GRANT OF OPTIONS TO mR. RON MAYRON, cOMPANY’S ACTIVE CHAIRMAN OF THE bOARD OF DIRECTORS

On January 11, 2022 and January 12, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Ron Mayron, the Company’s active chairman of the board of directors, under the 2017 Share Option Plan (the “Option Plan”).

Therefore, the Company wishes to grant an aggregate number of 110,000 options to purchase 110,000 Ordinary Shares of the Company to Mr. Mayron, equals approximately to 0.31% of the Company’s outstanding share capital and 0.28% of the Company’s share capital on a fully diluted basis as of the date hereof (“Mr. Mayron’s Options”).

Together with 145,296 options to purchase 145,296 Ordinary Shares of the Company, previously granted to Mr. Mayron, Mr. Mayron holds approximately 0.71% of the Company’s outstanding share capital and 0.64% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, under the Option Plan, to Mr. Mayron, in the following terms:

Mr. Mayron’s Options are subject to standard four-year vesting under the Option Plan, and shall vest according to the following schedule: (i) twelve (12) months following the Date of Grant, an amount equal to 1/4 of the options shall vest (hereinafter for the purpose of this Proposal 5, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/12 each) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean January 12, 2022, the date of approval by the Board of Directors, subject to the approval sought herein.

Mr. Mayron’s options shall be exercised at an exercise price of NIS11.29 per Ordinary Share, which equals the average share price on the TASE, over the last 30 trading days immediately prior to the Date of Grant, plus 5%.

It is hereby clarified that the vesting period for Mr. Mayron’s Options may be accelerated upon the occurrence of special events, as defined in the Current Policy and the New Policy (if approved).

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation regarding the approval of Mr. Mayron’s Options, the Compensation Committee, and the Board of Directors each have also considered, inter alia: (i) the factors included in the Current Policy and the New Policy, including, the position, responsibilities, background and experience of the grantees; (ii) that the option grants reflect a fair and reasonable value for the grantees’ services; and (iii) the number of options previously held by Mr. Mayron. The proposed grants are consistent with our Current Policy and the New Policy (subject to its approval as described in Proposal 3 above).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Ron Mayron, the Company’s Active Chairman of the Board of Directors, options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

 to approve aN UPDATE TO THE MONTHLY SALARY FOR MR. EYAL SHAMIR, THE cOMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s chief executive officer (“CEO”), in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Shamir has been with the Company since November 11, 2016 as the Company’s CEO. Mr. Shamir had a major contribution to the Company’s business and growth since his appointment as CEO. The Compensation Committee and the Board of Directors believe that Mr. Shamir performs a significant role in the planning, establishment, and implementation of the Company’s business aspect, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Taking into account numerous factors, including the provisions of the New Policy and other relevant information, materials presented to them, and compared different components of compensation to companies similar to the Company using a benchmark analysis performed by an independent consultant, the Compensation Committee and the Board of Directors have approved on January 11, 2022 and January 12, 2022, respectively, and are recommending that the shareholders approve the update of Mr. Shamir’s monthly salary.

The current monthly consideration paid to Mr. Shamir is in the amount of NIS67,500 (approx. $21,206), and the Company suggests increasing Mr. Shamir’s consideration to NIS 80,000 (approx. $25,134).

The suggested increase in the CEO’s monthly salary was evaluated by the Compensation Committee and Board, focusing on the Company’s financial stability and resources, as well as on its organic and inorganic growth. When reaching their conclusion, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Companies Law, including customary comparable industry data, the responsibilities and duties performed by Mr. Shamir, the estimation of Mr. Shamir’s expected ongoing contribution and the importance of Mr. Shamir to the future growth and profitability of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an update to the monthly salary of Mr. Eyal Shamir, the Company’s Chief Executive Officer, as set forth in the Proxy Statement.”

The approval of Mr. Shamir’s update of monthly salary, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

TO grant of options to Mr. EYAL SHAMIR,
the COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On January 11, 2022 and January 12, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Eyal Shamir, the Company’s Chief Executive Officer and Director, under 2017 Share Option Plan (the “Option Plan”).

Therefore, the Company wishes to grant an aggregate number of 143,324 options to purchase 143,324 Ordinary Shares of the Company to Mr. Shamir, equals approximately to 0.4% of the Company’s outstanding share capital and 0.28% of the Company’s share capital on a fully diluted basis as of the date hereof (“Mr. Shamir’s Options”).

Together with 67,896 Ordinary Shares owned by Mr. Shamir and 349,523 options to purchase 349,523 Ordinary Shares of the Company, previously granted to Mr. Shamir, Mr. Shamir holds approximately 1.54% of the Company’s outstanding share capital and 1.41% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, under the Option Plan, to Mr. Shamir, in the following terms:

Mr. Shamir’s Options are subject to standard four-year vesting under the Option Plan, and shall vest according to the following schedule: (i) twelve (12) months following the Date of Grant, an amount equal to 1/4 of the options shall vest (hereinafter for the purpose of this Proposal 7, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/12 each) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s option s agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean January 12, 2022, the date of approval by the Board of Directors, subject to the approval sought herein.

Mr. Shamir’s options shall be exercised at an exercise price of NIS11.29 per Ordinary Share, which equals the average share price on the TASE over the last 30 trading days immediately prior to the Date of Grant, plus 5%.

It is hereby clarified that the vesting period for Mr. Shamir’s Options may be accelerated upon the occurrence of special events, as defined in the Current Policy and the New Policy (if approve).

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of Mr. Shamir’s Options, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Current Policy and the New Policy, including, the position, responsibilities, background and experience of the grantees; (ii) that the option grants reflect a fair and reasonable value for the grantees’ services; (iii) customary comparable industry data; and (iv) the number of options previously held by Mr. Shamir. The proposed grant are in accordance with our Current Policy and the New Policy (subject to its approval as described in Proposal 3 above).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Eyal Shamir options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders have a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 8

TO APPROVE A ONE-TIME BONUS TO MR. EYAL SHAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s chief executive officer (“CEO”), in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Shamir has been with the Company since November 11, 2016 as the Company’s CEO. Mr. Shamir had a major contribution to the Company’s business and growth since his appointment as CEO. The Compensation Committee and the Board of Directors believe that Mr. Shamir performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

One-Time Bonus

According to the Current Policy and New Policy (subject to its approval as described in Proposal 3 above), the Company, by approval of the Compensation Committee, the Board of Directors and the General Meeting of shareholders, is entitled to grant the Company’s Chief Executive Officer a One-Time Bonus in the amount of up to four (4) monthly salaries of the CEO, for extraordinary achievements which are not in the regular course of business for the Company, which the CEO had significant contribution to the said achievement or project, all in accordance with applicable law and Compensation Policy instructions.

On May 10, 2021, the Company announced completion of a private placement in the amount of $15 million received from private investors, including the Company’s controlling shareholder (the “Transaction”). Following the Transaction, the Company completed Nasdaq listing (as defined above). For more information regarding the Transaction and the Nasdaq Listing, please see the Company Reports on TASE filed on May 15, 2021 (Ref: 2021-01-082221) and on August 26, 2-21 (Ref: 2021-01-071002).

On September 13, 2021 and on January 12, 2022, the Compensation Committee and Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of a one-time bonus for Mr. Shamir for his major contribution in the Transaction and Nasdaq listing in amount equals to three (3) monthly salaries, in the aggregate amount of NIS 202,500 (approx. $63,619). therefore, this Special Bonus is in accordance with the limitations of the Current Policy and the New Policy.

The Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of the grantee, and have resolved to approve the One-Time Bonus to Mr. Shamir for the following reasons:

●	The value of the One-Time Bonus described above was determined while taking into consideration Mr. Shamir’s performance towards the conclusion of the Transaction and Nasdaq listing, and his contribution to the Company’s ongoing business development.

●	The amount of the One-Time Bonus was determined while taking into consideration the scope of responsibility of Mr. Shamir, and his contribution to the Company’s growth.

●	The grant of the One-Time Bonus to Mr. Shamir was approved while considering numerous factors and all relevant considerations set forth in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting the One-Time Bonus to Mr. Shamir is in the Company’s best interest. In addition, none of the members of the Board of Directors objected to the One-Time Bonus.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a One-Time Bonus to Mr. Eyal Shamir, the Company’s CEO, as set forth in the Proxy statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposals.

PROPOSAL 9

TO APPROVE A GRANT OF OPTION TO MR. YANG HUANG, COMPANY’S DIRECTOR

On January 11, 2022 and January 12, 2022 (the “Date of Grant”), the Compensation Committee and the Board of Directors, approved and recommended to the Company’s shareholders to approve, a grant of 80,668 options to purchase 80,668 Ordinary Shares to Mr. Yang Huang, Company’s director (for information regarding Mr. Huang, see Proposal 2 above).

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant Options to Mr. Huang (the “Mr. Huang’s Grant”).

Therefore, the Company wishes to grant an aggregate number of 80,668 options to purchase 80,668 Ordinary Shares of the Company to Mr. Huang, equals approximately to 0.22% of the Company’s outstanding share capital and 0.2% of the Company’s share capital on a fully diluted basis as of the date hereof (“Mr. Huang’s Options”).

Together with 100,000 options to purchase 100,000 Ordinary Shares of the Company, previously granted to Mr. Huang, Mr. Huang holds approximately 0.5% of the Company’s outstanding share capital and 0.45% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement.

The above options grant is subject to a standard four-year vesting under the Option Plan, and shall vest according to the following schedule: (i) twelve (12) months following the Date of Grant, an amount equal to 1/4 of the options shall vest (hereinafter for the purpose of this Proposal 9, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/12 each) shall vest at the end of each three (3) months (quarter).

The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s option s agreement and the provisions of the Option Plan.

Mr. Huang’s options shall be exercised at an exercise price of NIS11.29 per Ordinary Share, which equals the average share price on the TASE, over the last 30 trading days immediately prior to the Date of Grant, plus 5%.

It is hereby clarified that the vesting period for Mr. Huang’s Options may be accelerated upon the occurrence of special events, as defined in the Current Policy.

In making its recommendation with regard to the approval of Mr. Huang’s Options, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Current Policy and the New Policy, including, the position, responsibilities, background and experience of the grantee; (ii) that the option grants reflect a fair and reasonable value for the grantee’ services; (iii) customary comparable industry data; and (iv) the number of options previously held by Mr. Huang.

If Proposal No. 3 above (relating to the adoption of the New Policy) is to be approved, the options grant to Mr. Huang will be made in accordance with the New Policy. If Proposal No. 3 above is not approved, the options grant to Mr. Huang will be made as an exemption to the Current Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant options to purchase Ordinary Shares to Mr. Yang Huang, Company’s director, in the terms as set forth in the Proxy Statement.”

In any case, the approval of the options grant to Mr. Haung, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 10

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2020, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2020, filed on TASE on March 25, 2021 (Ref: 2021-01-047481) and described in the Form F-1 with the SEC filed on December 8, 2021, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1584371/000121390021064096/ea151931-f1a1_icecuremedi.htm and on the Israel Securities Authority distribution website at the following address:

https://mayafiles.tase.co.il/rpdf/1360001-1361000/P1360824-00.pdf

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2020.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 27, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 27, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel

By Order of the Board of Directors

IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors

Exhibit A

IceCure Medical Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: March 2022

Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on January 18, 2022, the Company’s Compensation Committee and the Board of Directors approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The Policy

2.1	Definitions

Office holder- as defined in the Companies Law- 5759-1999, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, Chairmen, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder who his / her residency is outside of Israel.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder.

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

2.5.3	In any case, the basic monthly salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position**	Maximum basic salary* in $
Active Chairmen of the Board of Directors (“Active Chairmen”)	40,000
Company’s CEO (“CEO”)	36,000
Subordinate Office holders	25,000
Foreign Office holders	36,000

*	An amount paid to an office holder other than an Active Chairman, as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.4 times higher than the maximum basic salary set for his position, shall not be considered to be a deviation from the Policy.

**	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.5.5	Vehicle

Company office holders shall be entitled to receive a Company vehicle (including by way of leasing) in the following costs:

●	CEO- up to $75,000 or by way of leasing in the amount of up to $2,000 per month excluding VAT, linked to the consumer price index.

●	Subordinate office holders- up to $65,000 or by way of leasing in the amount of up to $1,600 per month before VAT, linked to the consumer price index.

Such entitlement may include grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

The Company may add an amount equal to the vehicle costs as additional salary to the office holder, provided that the total payroll will be in accordance to the limitation of the Policy.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $50,000,000 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) in market conditions and in an immaterial cost; or (ii) shall not exceed a total of $5,000,000.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 400% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; and (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Chairmen- up to 90 days advance notice period.

CEO- up to 270 days advance notice period.

Subordinate office holder- up to 240 days advance notice period.

2.6.1.2	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Seniority	Validation of the right from termination of employment / services date
3 Years and above	Up to 3 monthly salaries of adjustment
5 Years and above	Up to 6 months salaries of adjustment

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary in terms of employer cost as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Personal Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairmen / CEO	0-100%	0-100%	0-25% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100%	0-25% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairmen and CEO Measurable Targets Criteria

(a)	sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Increase Systems utilization by customers

(d)	Engagement in contracts with revenue potential in a determined amount.

(e)	Engagement in collaboration contracts.

(f)	Engagement of material contracts and/or strategic contracts.

(g)	Achievement of product development milestones.

(h)	Reducing costs.

(i)	Achievement of targets/milestones relating to Company’s products and projects.

(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(k)	Achievement of regulatory approvals.

(l)	Achievement of reimbursement for the Company’s products.

(m)	Achievement of penetration new territories.

(n)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate Measurable Targets Criteria

(a)	sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Increase Systems utilization by customers

(d)	Engagement in contracts with revenue potential in a determined amount.

(e)	Engagement in collaboration contracts.

(f)	Engagement of material contracts and/or strategic contracts.

(g)	Achievement of product development milestones.

(h)	Reducing costs.

(i)	Achievement of targets/milestones relating to Company’s products and projects.

(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(k)	Achievement of regulatory approvals.

(l)	Achievement of reimbursement for the Company’s products.

(m)	Achievement of penetration new territories.

(n)	Budget and work plan related targets.

(o)	Inventory and Production related targets.

(p)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(q)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an active Chairmen of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active Chairman of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairman	Up to 6 salaries (subject to the provisions of section 2.7.3(1) above)
CEO	Up to 12 salaries (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to 9 salaries

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including the chairmen and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business (the “One-Time Bonus”).

The aggregate amount of one-time bonus and annual bonus, shall not exceed 18 monthly base salaries. The One-Time Bonus is separate from the Special Bonus and the annual bonus.

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 3 monthly salaries.

2.9	Special Bonus- merger or sale or assignment by the Company of all or substantially all of its shares or assets.

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including board members and chairmen, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets (the “Special Bonus”). The Special Bonus for all office holders together will be subject to a limit of 6% of the Transaction value, and in accordance with applicable law (the “Special Bonus”).

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 3 monthly salaries.

2.10	Commissions

The CEO, may decide to grant Office holders that are providing services of sales and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office holders is to incentivize Sales Office holders to increase the amount of sales of Company’s products. For each Sales Office holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% from direct contribution to the Company’s income from sales, and in any case, the amount paid for each Sales Office holder shall not exceed $500,000. The Commissions will be paid on either a monthly, quarterly or annual basis. The maximum amount of Commissions shall be considered from time to time.

The Commission paid to a Sales Office holder shall be separate from the Annual Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Compensation committee.

The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 2.12 herein

2.11	Long-term compensation

2.11.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving good personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Option Plan, to office holders, from time to time at the Board’s discretion.

2.11.1.2	Vesting Period- The vesting period will not be less than one year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested options and/or RSUs granted to office holders, upon closing of a Deemed Liquidation (as defined below):

“Deemed Liquidation” - shall mean: (i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power of the surviving entity (except in connection with public offering).

It is clarified that the Company’s Board of Directors will be entitled to reduce the definition of “Deemed Liquidation” at the time of the equity-based grant, and to determine that “a deemed liquidation is one or more of the aforementioned criteria.”

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation will be determined according to the average price of the last 30 trading days share price, prior to the grant date, plus 5%.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as far as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7	the equity-based compensation is subject to the following principles (and in any case- the lowest of):

1.	The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis.

2.	the maximum rate of dilution for shareholders which will not exceed the rate listed below.

Maximum amounts as follows:

Role	Chairmen	CEO	Subordinate Office holder
Maximum Monthly Salaries	30	30	30
Maximum Dilution Rate	1.5%	%	3%

2.11.1.8	Other conditions for long-term compensation will be in accordance with the IceCure Medical Ltd. 2006 Employee Share Option Plan (the “Plan”) or any other long term compensation plan that will be adopted by the Company.

2.12	The ratio between the variable components and the basic salary component[4]

Role	The ratio between the variable components and the total compensation
Active Chairman of the Board of Directors	Up to 85%
CEO	Up to 85%
Subordinate Office Holders, if any	Up to 85%
Foreign Office holders	Up to 85%

2.13	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.13.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

[4]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment.

2.13.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.13.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 5% of the overall annual cost of compensation of the office holder.

2.14	Compensation of directors

2.14.3	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as they will be from time to time and according to the Company’s rank.

2.14.4	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses. In the case of a director (except for external directors) with additional expertise in the Company’s operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed $200,000.

2.14.5	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law. The fair value of securities granted to directors at the grant date, as reflected in the Company’s financial statements, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed 200% of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date.

2.14.6	All other provisions regarding the long-term compensation that apply to the officers under this Policy, will also apply to the long-term compensation granted to directors.

2.15	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

2.16	Exchange Rate

Monetary amounts in this Policy are quoted in $, yet subject to the applicable currency exchange rates.

2.17	The ratio between the salary of office holders and the salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median salary between the officers to the other full-time employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average salary[5]	Ratio to Median salary
CEO	3.4	3.5
Subordinate office holders	2.2	2.2

As of the date of the compensation policy in the Company, there are 47 full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of IceCure Medical Ltd. were included.

[5]	The ratio to the average salary and the median salary refers to the salary cost of the employees of IceCure Medical Ltd. only, and does not include the cost of the salaries of the officers.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company.

3	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.7	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.8	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.9	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

***

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Ronen Tsimerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, March 3, 2022 at 4:00 p.m. Israel time, by means of remote communication, in a ZOOM conference, in the following link:

https://us02web.zoom.us/j/85978479219?pwd=NUZLREVaT28rNmNiMzdWZzJlQ3g0Zz09, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: March 3, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Deloitte Israel, Certified Public Accountants as the independent auditor until the next annual general meeting of the shareholders of the Company, and to authorize the Board of Directors of the Company to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	2a. To re-elect Mr. Ron Mayron as a director in the Company until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b.	To re-elect Mr. Eyal Shamir as director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2c.	To re-elect Mr. Yang Huang as director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2d.	To re-elect Mr. Doron Birger as an independent director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To Approve the adoption of a New Compensation Policy for the Company’s officers and directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a.

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*.

*If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal No. 3

❑	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3

4.	To approve an update to the monthly consideration to Mr. Ron Mayron, Company’s Active Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In Case Proposal 3 will not be approved:

4a.

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*.

*If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4

❑	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4

5.	To approve a grant of options to Mr. Ron Mayron, Company’s Active Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve an update to the monthly salary for Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*

*If you do not indicate a response YES for this item 6a, your shares will not be voted for Proposal No. 6.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6

7.	To approve a grant of options to Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director

☐	FOR	☐	AGAINST	☐	ABSTAIN

7a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7?*

*If you do not indicate a response YES for this item 7a, your shares will not be voted for Proposal No. 7.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7

8.	To approve a One-Time Bonus for Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 8?*

*If you do not indicate a response YES for this item 8a, your shares will not be voted for Proposal No. 8.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 8.

9.	To approve a grant of options to Mr. Yang Huang, Company’s director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 9?*

*If you do not indicate a response YES for this item 9a, your shares will not be voted for Proposal No. 9.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 9.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.